UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  March 9 2006


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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ANNUAL GENERAL MEETING AT NOVO NORDISK A/S

THE ANNUAL GENERAL MEETING OF NOVO NORDISK WAS HELD TODAY

At the Annual General Meeting of Novo Nordisk A/S today, the shareholders made the following resolutions:
o Adoption of the audited Annual Report 2005, including approval of the remuneration of the Board of Directors.

o Resolution to distribute the profit according to the adopted Annual Report 2005. The dividend will be DKK 6.00 per share of DKK 2, an increase of 25% compared with 2004.
o Re-election of the following existing board members elected by the Annual General Meeting: Sten Scheibye, Goran A Ando, Kurt Briner, Henrik Gurtler, Niels Jacobsen, Kurt Anker Nielsen and Jorgen Wedel.

o Re-election of the auditors, PricewaterhouseCoopers.

o Reduction of the Company's B share capital from DKK 601,901,120 to DKK 566,432,800 using 17,734,160 B shares of DKK 2 of the Company's portfolio of own B shares, nominally DKK 35,468,320, corresponding to 5% of the total share capital. The Company's share capital will then amount to DKK 673,920,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 566,432,800.

o Amendment of the Articles of Association of the Company giving the Board of Directors authority to decide that a General Meeting shall be conducted in the English language. All documents, which shall be made available for the shareholders, shall be available in the Danish as well as the English language. The Board of Directors shall secure that the Danish shareholders, attending a General Meeting, can participate in the General Meeting in Danish.

o Authorisation to the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted on the date of purchase with a deviation of up to 10%, cf Article 48 of the Danish Public Companies Act.

THE BOARD OF DIRECTORS
Mads Ovlisen, the chairman of the Board up till now, did not seek re-election and hence leaves Novo Nordisk after 35 years in the company.

In February 2006, Novo Nordisk employees in Denmark elected four board members. Johnny Henriksen, Anne Marie Kverneland and Stig Strobaek were re-elected and Soren Thuesen Pedersen was elected as new employee representative.

Accordingly the Board of Directors of Novo Nordisk A/S comprises:
o Sten Scheibye
o Goran A Ando
o Kurt Briner
o Henrik Gurtler
o Johnny Henriksen (employee representative)

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o Niels Jacobsen
o Anne Marie Kverneland (employee representative)
o Kurt Anker Nielsen
o Soren Thuesen Pedersen (employee representative)
o Stig Strobaek (employee representative)
o Jorgen Wedel.

For information on the board members, please refer to novonordisk.com.

At a board meeting immediately after the Annual General Meeting, the Board of Directors constituted itself with Sten Scheibye as chairman and Goran A Ando as vice chairman.

The Board of Directors elected Kurt Anker Nielsen, Niels Jacobsen and Jorgen Wedel as members of the Audit Committee with Kurt Anker Nielsen as chairman. Kurt Anker Nielsen and Niels Jacobsen were designated by the Board of Directors as Audit Committee Financial Experts.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 22,000 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                              Investors:

Outside North America:              Outside North America:
Mike Rulis                          Mogens Thorsager Jensen
Tel (direct): (+45) 4442 3573       Tel (direct): (+45) 4442 7945

                                    Christian Qvist Frandsen
                                    Tel (direct): (+45) 4443 5182

In North America:                   In North America:
Susan T Jackson                     Mads Lausten
Tel (direct): (+1) 609 919 7776     Tel (direct): (+1) 609 919 7937

Stock Exchange Announcement no 14 / 2006

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 9 2006                            NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer